16006414

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67697

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 03/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TAVIRA SECURITIES US LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 BRICKELL AVENUE, SUITE 1114
(No. and Street)

MIAMI	FL	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEVEN KARPEL, 305-913-2432
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EDWARD RICHARDSON JR., CPA
(Name – *if individual, state last, first, middle name*)

15565 NORTHLAND DRIVE, SUITE 508	SOUTHFIELD	MI	48075
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEVEN KARPEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TAVIRA SECURITIES US LLC, as of THE 8TH OF JULY, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOHN AINSWORTH
MY COMMISSION # FF204163
EXPIRES: February 26, 2019

Signature

CEO

Title

State of Florida
County of Miami Dade

Notary Public

Steven Karpel presented a driver's license and signed this document in the presence of the undersigned notary public of the State of Florida.

John Ainsworth

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Tavira Securities, LLC
1111 Brickell Avenue
Miami, FL 33131

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Tavira Securities, LLC as of March 31, 2016 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Tavira Securities, LLC management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tavira Securities, LLC as of March 31, 2016, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Tavira Securities, LLC financial statements. Supplemental Information is the responsibility of Tavira Securities, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its form

and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
July 8, 2016

Tavira Securities US LLC

Financial Statements

Statement of Financial Condition

As of and for the Year-Ended March 31, 2016

		Total
ASSETS		
Current Assets		
Bank Accounts		
Chase - Checking	$	119,998.23
Citibank - CD		0.00
Citibank - Checking		0.00
InterActive Brokers Clearing Acct		10,000.00
Total Bank Accounts	**$**	**129,998.23**
Accounts Receivable		
Accounts Receivable		0.00
Total Accounts Receivable	**$**	**0.00**
Other current assets		
FINRA CRD Account		166.38
Prepaid Expenses		0.00
Prepaid Rent		1,458.26
Total Prepaid Expenses	**$**	**1,458.26**
Total Other current assets	**$**	**1,624.64**
Total Current Assets	**$**	**131,622.87**
Fixed Assets		
Accumulated Depreciation		
Computer Equipment		-876.72
Total Accumulated Depreciation	**-$**	**876.72**
Computer and Office Equipment		2,427.57
Total Fixed Assets	**$**	**1,550.85**
Other Assets		
Other Assets		0.00
Total Other Assets	**$**	**0.00**
TOTAL ASSETS	**$**	**133,173.72**

LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable		6,140.00
Total Accounts Payable	**$**	**6,140.00**
Other Current Liabilities		
Accrued Expenses		
Financial Audit Accrual		1,800.00
FINRA CRD Renewal Fees Accrual		300.00
SIPC Accrual		0.00
Total Accrued Expenses	**$**	**2,100.00**
Total Other Current Liabilities	**$**	**2,100.00**
Total Current Liabilities	**$**	**8,240.00**
Total Liabilities	**$**	**8,240.00**
Equity		
Retained Earnings		(98,099.79)
Tavira US Member Interest		368,483.50
Net Income		(145,449.99)
Total Equity	**$**	**124,933.72**
TOTAL LIABILITIES AND EQUITY	**$**	**133,173.72**

The accompanying notes are an integral part of these financial statements.

Tavira Securities US LLC

Financial Statements

Statement of Operations

As of and for the Year-Ended March 31, 2016

For the 15 months between January 1, 2015 and March 31, 2016

		Total
Income		
Other Income		0.00
Total Income	**$**	**0.00**
Expenses		
Administrative Expenses		2,334.48
Bank Service Charges		375.00
Business Licenses and Permits		1,711.50
Computer and Internet Expenses		2,569.59
Depreciation Expense		876.72
Education, Training & Seminars		869.45
Insurance Expense		876.00
Meals and Entertainment		868.33
Office Supplies		427.83
Payroll		112,500.00
Postage and Delivery		261.43
Printing and Reproduction		34.53
Professional Fees		
Accounting		6,700.00
Compliance Consulting		500.00
Total Professional Fees	**$**	**7,200.00**
Regulatory Fees & Expenses		9,706.50
Rent Expense		41,460.00
Telephone Expense		43.01
Total Expenses	**$**	**182,114.37**
Net Operating Income	**$**	**(182,114.37)**
Net Income	**$**	**(182,114.37)**

The accompanying notes are an integral part of these financial statements.

Tavira Securities US LLC

Financial Statements

Statement of Cash Flows

As of and for the Year-Ended March 31, 2016

For the 15 months between January 1, 2015 and March 31, 2016

		Total
OPERATING ACTIVITIES		
Net Income	**$**	**(182,114.37)**
Adjustments to reconcile Net Income to Net Cash provided by operations:		
FINRA CRD Account		1,506.50
Prepaid Expenses: Prepaid Rent		3,261.73
Accumulated Depreciation: Computer Equipment		876.72
Accounts Payable		3,290.00
Accrued Expenses: Financial Audit Accrual		0.00
Accrued Expenses: FINRA CRD Renewal Fees Accrual		300.00
Accrued Expenses: SIPC Accrual		0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$**	**9,234.95**
Net cash provided by operating activities	**$**	**172,879.42**
INVESTING ACTIVITIES		
Computer and Office Equipment		(2,427.57)
Net cash provided by investing activities	**$**	**(2,427.57)**
FINANCING ACTIVITIES		
Tavira US Member Interest		156,200.00
Net cash provided by financing activities	**$**	**156,200.00**
Net cash increase for period	**$**	**19,106.99**
Cash at beginning of period		149,105.22
Cash at end of period	**$**	**129,998.23**

The accompanying notes are an integral part of these financial statements.

Tavira Securities US LLC

Financial Statements

Statement of Changes in Ownership Equity

As of and for the Year-Ended March 31, 2016

For the 15 months between January 1, 2015 and March 31, 2016

Balance at the beginning of the period, Members' Interest			**$**	**150,848**
Capital Contributions for the period	$	156,200		
Net Income (Loss) for the period	$	(182,114)		
Less: Withdrawals	$	-		
Balance at the end of the period, Members' Interest			**$**	**124,934**

The accompanying notes are an integral part of these financial statements.

Tavira Securities US LLC
Financial Statements
Statement of Changes in Subordinated Liabilities
As of and for the Year-Ended March 31, 2016

For the 15 months between January 1, 2015 and March 31, 2016

Beginning balance of Subordinated Liabilities	**$**	**0**
Additions		0
Reductions		0
Ending balance of Subordinated Liabilities	**$**	**0**

The accompanying notes are an integral part of these financial statements.

Tavira Securities US LLC
Notes to Financial Statements
As of and for the Year-Ended March 31, 2016

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Tavira Securities US LLC (the Company) was organized in the State of Delaware on July, 2007 and registered to business in State of New York in August 2007. The company has adopted a fiscal year.

Description of Business

The Company, located in Miami, FL, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides an exemption for "Special Reserve Bank Account for the Exclusive Benefit of Customers."

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company on the transaction date reported by the escrow agent firm through submitted closing agreements.

Income Taxes

The Company was formed as a partnership and is treated as a disregarded entity for federal and state income tax reporting purposes and, thus no federal or state income tax expenses has been recorded in

the financial statements. Taxable income of the Company is passed through to its member and reported on their tax return.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended March 31, 2016, the Company did not have any components of comprehensive income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations

The company specializes in sales of privately placed securities.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii).

NOTE D – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE E – COMMITMENTS AND CONTINGENCIES

Tavira Securities US LLC does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

NOTE F – RENT

The amount of rent for March 31, 2016 was $41,460.00.

NOTE F - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through July 8, 2016, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Tavira Securities US LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended March 31, 2016

Computation of Net Capital			
Stockholders' Equity			$ 124,934
Non-Allowable Assets			
FINRA CRD Account	$ 166		
Prepaid Rent	1,459		
Fixed Assets & Equipment	1,550		
Total Non-Allowable Assets		$ 3,175	
Haircuts on Securities Positions			
Securities Haircuts	$ -		
Undue Concentration Charges	-		
Total Haircuts on Securities Positions		$ -	
Net Allowable Capital			$ 121,759

Computation of Net Capital Requirement	
Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 550
Minimum Dollar Net Capital Requirement of Reporting Broker-Dealer	100,000
Net Capital Requirement	100,000
Excess Net Capital	$ 21,759

Computation of Aggregated Indebtedness	
Total Aggregated Indebtedness	$ 8,240
Percentage of Aggregated Indebtedness to Net Capital	6.68%

Computation of Reconciliation of Net Capital	
Net Capital Computed on FOCUS IIA as of March 31, 2016	$ 121,759
Adjustments	
Increase or (Decrease) in Equity	0
(Increase) or Decrease in Non-Allowable Assets	0
(Increase) or Decrease in Securities Haircuts	0
(Increase) or Decrease in Undue Concentration	0
Net Capital per Audit	121,759
Reconciled Difference	$ 0

Tavira Securities US LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended March 31, 2016

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 pursuant to (k)(1).

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

For the 15 months between January 1, 2015 and March 31, 2016

Beginning balance of Subordinated Liabilities	**$**	**0**
Additions		0
Reductions		0
Ending balance of Subordinated Liabilities	**$**	**0**

Tavira Securities US LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended March 31, 2016

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2016, the Company had net capital of $121,759 which was $21,759 in excess of its required net capital of $100,000. The Company's net capital ratio was 121.76%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule [15c3-3(k)(2)(ii)]; All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 7a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

Tavira Securities US LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended March 31, 2016

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

To the Members of
Tavira Securities US LLC
1111 Brickell Avenue
Suite 1145
Miami, FL 33131

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2015 to March 31, 2016, which were agreed to by Tavira Securities US LLC. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Tavira Securities US LLC Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Tavira Securities US LLC' management is responsible for Tavira Securities US LLC compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amount of $0.00.

2. Compared audited Total Revenue for the period of January 01, 2015 through the March 31, 2016 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Tavira Securities US LLC had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr CPA

July 8, 2016

Tavira Securities US LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended March 31, 2016

Auditors Review of Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

July 8, 2016

Board of Directors
Tavira Securities US LLC
1111 Brickell Avenue
Suite 1145
Miami, FL 33131

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Tavira Securities US LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Tavira Securities US LLC claimed an exemption from 17 C.F.R. §15c3-3(k)(2)(ii), and (2) Tavira Securities US LLC stated that Tavira Securities US LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Tavira Securities US LLC.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Tavira Securities US LLC's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

TAVIRA SECURITIES US LLC

TAVIRA

July 8, 2016

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE March 31, 2016

Dear Mr. Richardson Jr.,

Please be advised that Tavira Securities US LLC has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of January 1, 2015 through March 31, 2016. Tavira Securities US LLC did not hold customer securities or funds at any time during this period and does business on a limited basis (sales of securities). Tavira Securities US LLC's past business has been of similar nature and has complied to this exemption since its inception, July 8, 2016.

Steven Karpel, the president of Tavira Securities US LLC has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review March 31, 2016.

Steven Karpel has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Tavira Securities US LLC's compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (305) 913-2432.

Very truly yours,

Tavira Securities US LLC
Steven Karpel
President

TAVIRA SECURITIES US LLC

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended MARCH 31, 2016

Contents